FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1920, 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

May 21, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 21, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer receives USD 10 million deposit for Pampa de Pongo Iron Ore Depsoit, Peru and has revised the purchase price to USD 100 million and  bank guarantee to be provided by the buyer.

Item 5.	Full Description of Material Change

The Issuer reports that the Issuer’s Peruvian subsidiary, Cardero Hierro del Peru, S.A.C. (“Cardero Peru”) and Zibo Hongda Mining Co., Ltd., a subsidiary of Nanjinzhao Group Co. Ltd. (“Hongda”), have reached agreement to amend the provisions of the October 24, 2008 sale agreement for the purchase by Hongda of the Pampa de Pongo Iron Deposit in Peru.  Hongda had requested a price reduction due to difficult global economic conditions that have significantly adversely impacted iron ore prices.  Following extensive negotiations, the Issuer has agreed to revise the final sale price to USD 100 million (of which USD 2 million has already been paid).

Accordingly, Hongda has paid the required USD 10 million deposit to Cardero Peru, which is non-refundable unless the Issuer terminates the agreement or Rio Tinto Mining and Exploration, S.A.C. (“Rio Tinto”) exercises its right of first offer.  Due to the new lower purchase price, pursuant to its right of first offer Rio Tinto will have another 45-day period to match the revised terms.  If Rio Tinto does so, Cardero will repay the USD 10 million deposit to Hongda.

The balance of the purchase price of USD 88 million is now due on the earlier of ten days after Hongda has received the necessary Chinese governmental approvals to proceed with the purchase and December 17, 2009.  The break-up fee payable by the Issuer, should it determine not to proceed with the transaction (whether due to a better offer or otherwise), remains at USD 20 million (plus repayment of the USD 10 million deposit).  Hongda has agreed to provide, within 90 days, an irrevocable letter of guarantee from a senior Chinese bank guaranteeing the payment of the balance of the purchase price.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the completion of the sale of Pampa de Pongo and the anticipated receipt of the USD 88 million balance of the purchase price for Pampa de Pongo from Hongda, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, the failure of Hongda to obtain the required Chinese governmental approvals to proceed with the purchase, the determination by either the Issuer or Hongda not to proceed with the Pampa de Pongo purchase agreement and other risks and uncertainties disclosed in the Issuer’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

May 22, 2009